Exhibit 12.1
Statement re: Computation of Ratios of Earnings to Fixed Charges

						Nine months
						ended
	Year ended October 31,					July 31,
	2004	2005	2006	2007	2008	2009
(Loss) earnings:
(Loss) income before income taxes	$647,432	$1,323,328	$1,126,616	$70,680	$(466,787)	$(389,729)
Interest expense	94,324	126,221	122,473	102,652	89,300	58,660
Rent expense	2,417	3,923	4,377	4,252	4,070	2,258
Amortization	1,085	1,079	1,096	1,102	1,380	869

	$745,258	$1,454,551	$1,254,562	$178,686	$(372,037)	$(327,942)

Fixed charges:
Homebuilding Interest incurred	$113,452	$115,439	$141,266	$136,758	$116,340	$87,527
Rent expense	2,417	3,923	4,377	4,252	4,070	2,258
Amortization	1,085	1,079	1,096	1,102	1,380	869

	$116,954	$120,441	$146,739	$142,112	$121,790	$90,654

Ratio	6.37	12.08	8.55	1.26	(a )	(a )

(a)	For the twelve-month period ended October 31, 2008 and the nine-month period ended July 31, 2009 our earnings were not sufficient to cover fixed charges by approximately $493.8 million and $418.6 million, respectively.